J.P. MORGAN EXCHANGE-TRADED FUND TRUST

277 PARK AVENUE

NEW YORK, NEW YORK 10172

VIA EDGAR

November 14, 2019

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: J.P. Morgan Exchange-Traded Fund Trust (the “Trust”)

File Nos. 333-191837; 811- 22903

Post-Effective Amendment No. 236

Dear Ms. White:

This letter is in response to the comments you provided telephonically on October 24, 2019 with respect to the filing related to the JPMorgan BetaBuilders International Equity ETF (the “Fund”). Our responses to your comments are set forth below. Except as otherwise noted below, we will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) under the Securities Act of 1933 (the “485(b) Amendment”). Capitalized terms used but not defined in this letter have the meanings given to them in the Fund’s Registration Statement.

1.	Comment: Please update the series information on EDGAR with the Fund’s ticker.

Response: The update will be made prior to the launch of the Fund.

2.

Comment: Please provide supplementally the rules-based methodology for the Morningstar® Developed Markets ex-North America Target Market Exposure IndexSM, the Fund’s underlying index (the “Underlying Index”).

Response: Attached to this letter as Appendix A is the rules-based methodology for the Underlying Index.

3.

Comment: The “What are the Fund’s Main Investment Strategies” section of the Prospectus includes reference to the Fund’s investment in “stapled securities.” Please consider adding language to provide a definition of “stapled securities.”

Response: The requested information will be included in the 485(b) Amendment.

1

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 648-0152.

Sincerely,

/s/ Anthony Geron

Anthony Geron

Assistant Secretary

2

Appendix A

For Professional Use Only

Construction Rules for the Morningstar® Global Target Market Exposure Index Family

Morningstar Indexes

July 2019

Contents

1	Overview

2	Index Construction
2.1	Assigning Stocks to the Index
2.2	Number of Stocks
2.3	Index Weighting

3	Index Maintenance and Calculation
3.1	Scheduled Maintenance
3.2	Corporate Action
3.3	Index Calculation and Price Data

4	Methodology Review and Index Cessation Policy

5	Data Correction and Precision
5.1	Intraday Index Data Corrections
5.2	Index-Related Data and Divisor Corrections
5.3	Computational and Reporting Precision

6	Appendixes
6.1	Glossary
6.2	Country Inclusion Framework and List of Developed and Emerging Markets
6.3	Eligible Securities
6.4	Eligible Exchanges
6.5	Tax Haven List
6.6	Free Float
6.7	Individual Indexes
6.8	Modification to Rulebook

7	About Morningstar

Overview

The Morningstar® Global Target Market Exposure IndexSM is designed to provide exposure to the top 85% market capitalization by free float in each of two economic segments, developed markets and emerging markets. Together, these two economic segment indexes make up the Global Target Market Exposure Index.

Index Inception Date and Performance Inception Date

The inception date of the index is May 1, 2018, and the performance inception date of the index is June 20, 2008, when the first back-tested index value was calculated.

Index Construction

Exhibit 1 Morningstar Global Target Market Exposure Index Construction Process

For additional details, refer ‘to Assigning stocks to the Morningstar Global Target Market Exposure Index section’

Page 2 of 20	Construction Rules for the Morningstar Global Target Market Exposure Index Family| July 2019

Assigning Stocks to the Morningstar Global Target Market Exposure Index Selection Universe

At each reconstitution, securities for the Morningstar Global Target Market Exposure Index are derived from eligible universe described below.

▶ Exchange: The security must trade on one of the major global exchanges. A complete list of eligible exchanges is provided in Appendix 4.

▶  Security type: All listed securities, including income trusts in Canada, real estate investment trusts, and preferred shares that exhibit characteristics of equity securities, are generally eligible. Please see Appendix 3 for a full list of eligible security types by country. The following security types do not qualify:

▶  Mutual funds

▶  Exchange-traded funds

▶  Derivatives

▶  Convertible notes, warrants, and rights

▶  Limited partnerships

▶  Depositary receipts, except Swedish depositary receipts, Philippine depositary receipts and American Depositary Receipts

American Depository Receipts (ADR) are eligible for inclusion in the index if no equity listing is available for the company

▶  Country classification: Each security in the Morningstar global equity universe shall be assigned to a single country using a rules-based approach. The country classification for any security is defined primarily by the country of incorporation of the issuing company and the country of primary listing of the security. In addition, if a company is incorporated in a developed-market country in Europe and has its security’s primary listing in another developed-market European country, the security will be assigned to its country of primary listing. Nearly 98% of the securities in the Morningstar global equity universe are classified using this approach.

For the remaining cases, in which a company is incorporated in one country but the primary listing of its securities is in a different country, additional factors are considered to determine the country classification:

▶  Primary business and listing country: If a security has a listing in the country where its primary business is conducted, as measured by maximum single revenue segment, the security will be assigned to its country of listing and primary business location.

▶  Tax havens: To benefit from legal, tax, and/or regulatory advantage, companies may incorporate in a country with limited or no public domestic equity market such as Bahamas or Bermuda. For such cases, the security is classified in the country of its primary listing. A complete list of countries that have been determined to provide these benefits can be found in Appendix 5.

© 2018 Morningstar, Inc. All rights reserved. Morningstar and the Morningstar logo are either trademarks or service marks of Morningstar, Inc.

Page 3 of 20	Construction Rules for the Morningstar Global Target Market Exposure Index Family| July 2019

▶  China classification: Securities will be classified to China if the company is incorporated in the People’s Republic of China, or PRC, and listed on the Shanghai or Shenzhen stock exchanges as B shares or listed on the Hong Kong stock exchange as H shares. To provide investors with exhaustive China coverage and remain true to the underlying risks associated with the business, the following exception is made to the country of incorporation and country of primary listing agreement rule.

Securities will be classified to China if the company is incorporated outside the PRC but has a listing in the U.S., Singapore, or Hong Kong, provided it meets the following criteria:

▶  If a company is listed in the U.S. or Singapore but has the majority of its business as measured by single revenue segment contributing 50% or more from China and is headquartered in China.

▶  If the company is listed in Hong Kong and meets the following definitions:

Red chip: Company is directly or indirectly controlled by organizations or enterprises that are owned by the state, provinces, or municipalities of the PRC.

P chip: A company satisfying at least two of the following conditions:

The company is controlled by PRC individuals.

The company derives more than 80% of its revenue from the PRC.

The company allocates more than 60% of its assets in the PRC.

Security Selection

To be eligible for the index, all constituents must meet the following criteria:

▶ Trading frequency:

▶  Global ex-US: New securities qualify for the investable universe if they have fewer than 20 nontrading days in the six calendar months immediately before reconstitution. For corporate entities younger than six months, the criterion is applied on a prorated basis.

Current constituents are provided a one-time buffer and will remain in the investable universe if they have fewer than 30 nontrading days in the prior six months. The buffer is designed to help reduce turnover in the investable universe caused by a marginal and temporary decline in the number of trading days. Current constituents retained because of the buffer in the previous reconstitution would remain in the investable universe if they have fewer than 20 nontrading days in the prior six months.

▶  US: Securities qualify for the investable universe if they have fewer than 10 nontrading days in the last quarter immediately before reconstitution

▶ Trading volume and turnover: A security’s traded value score, or TVS, is the average of its ranks on three measures:

▶  The average of monthly dollar traded value, or AMDTV, for the six calendar months immediately before reconstitution. Monthly dollar traded value, or MDTV, is the product of

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Page 4 of 20	Construction Rules for the Morningstar Global Target Market Exposure Index Family| July 2019

the average of number of shares traded in the month and the closing price of the security as of the last trading day of the month. For corporate entities younger than six months, MDTV is computed on a prorated basis.

▶  The two lowest MDTV in the six calendar months immediately before reconstitution (the months need not be sequential).

▶  The average monthly turnover ratio, or AMTR, during the six calendar months immediately before reconstitution. AMTR is AMDTV divided by float market value, in U.S. dollars, as of the end of the last trading day before reconstitution. This measure is not used to calculate TVS for US constituents.

Securities are added to the investable universe if they are among the top 75% of the securities in based on their TVS in the respective universe: US, Developed ex-US and Emerging Markets

Liquidity criterion is waived in cases of certain corporate events, such as takeovers or spin-offs, where the successor entity issues one or more securities that meets any of the following criteria:

▶  The new entity qualifies for index membership in either the mid- or large-cap band.

▶  The new entity’s free-float market-capitalization value is greater than or equal to the smallest free-float market capitalization in the mid-cap band.

▶  Free float: Each security should have a minimum free float of 10%.

▶  Equity Market Cap Cutoff Calculation:

▶  Minimum equity market cutoff is calculated as of every reconstitution cutoff date based on the returns of Morningstar Developed Markets PR USD using the formula below.

(Minimum market cap)t-1 * (1 + Return on Developed Markets Index6-month)

The minimum market cap was initialized to 200 million USD as of March 2008.

▶  Every security must have a company full market cap greater than the minimum equity cutoff determined above

▶  Every security must also have a security float market cap greater than 50% of the minimum equity market cutoff

For more details on Morningstar’s definition of free float, refer to Appendix 6.

Companies with Multiple Share Classes

For companies with multiple share classes of equity securities, the following general rules apply:

▶  All trading classes that meet the general eligibility criteria are considered for inclusion.

▶  The market capitalization of a company is determined by aggregating all listed share classes. This aggregate market capitalization is used to assign companies to market-capitalization bands, which is described in detail in the following section.

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Page 5 of 20	Construction Rules for the Morningstar Global Target Market Exposure Index Family| July 2019

▶  The weight contribution of a given share class in an index is based on the free-float market capitalization of that share class.

Morningstar Global Target Market Exposure Index

Each security that meets the selection criteria above is considered for one of two economic segment indexes: developed or emerging. The country classification process previously described determines membership in the appropriate index.

Calculating the Economic Segment-Level Capitalization Breakpoints

Companies in Developed Market economic segment are ordered by company full market cap in descending order, and the cumulative free float company market cap is calculated. Upper and Lower bounds for each capitalization are calculated as below

▶  Developed Markets Large-Cap Breakpoint: If the cumulative free float company market cap of the security ranked at the same rank that determined the large-cap minimum size reference at the last reconstitution falls between 70% and 71%, existing rank is retained as current large-cap minimum size reference, else the rank is reset to 70% if it is less than 70% or 71% if it is more than 71%.

▶  Developed Markets Mid-Cap Breakpoint: If the cumulative free float company market cap of the security ranked at the same rank that determined the mid-cap minimum size reference at the last reconstitution falls between 85% and 85.5%, existing rank is retained as current mid-cap minimum size reference, else the rank is reset to 85% if it is less than 85% or 85.5% if it is more than 85.5%.

For Emerging Markets, the cutoffs are 0.5 times the cutoffs calculated for Developed Markets.

Finally, an upper and lower bound is taken around each of the capitalization breakpoints (large, mid, and small). The upper bound is 1.15 times the breakpoint, and the lower bound is 0.5 times the breakpoint.

For example, if the developed-market large-capitalization breakpoint is $10 billion, then the upper bound is $10 billion * 1.15 = $11.5 billion and the lower bound is $10 billion * 0.5 = $5 billion.

Calculating the Country-Level Capitalization Breakpoints

The capitalization breakpoints calculated in the previous section are applied within each country to arrive at the country-specific capitalization breakpoints. For each country, the companies are ordered by company full market cap in descending order, and the cumulative market-capitalization percentages for the companies are calculated. The market capitalization of the largest stock whose cumulative cap percentage is greater than the following values is taken as the initial capitalization breakpoint for that cap band:

▶  Large Cap: 70%

▶  Mid Cap: 85%

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Page 6 of 20	Construction Rules for the Morningstar Global Target Market Exposure Index Family| July 2019

If the initial country-specific breakpoint is smaller than the economic segment-level capitalization lower bound, then the country-specific breakpoint is set to the economic segment-level capitalization lower bound. If the initial country-specific breakpoint is between the upper economic segment-level capitalization and lower economic segment-level capitalization bounds, then no adjustment is made.

Assigning Companies to Capitalization Bands

The adjusted country-level capitalization breakpoints calculated in the previous section are applied within each country to assign companies to one of three capitalization bands: large, mid, and small. All companies that have a market capitalization greater than the large-cap adjusted capitalization breakpoint are assigned to that large-cap band. The same goes for the mid- and small-cap bands.

Capitalization Bands Buffer

A buffer is applied around the capitalization bands to reduce turnover from small changes in market capitalization.

▶  An existing constituent is retained in its current size segment if its company full market capitalization is more than 0.5 times the country-specific size segment breakpoint.

▶  A new constituent is included in the size segment index only if its company full market capitalization is more than twice the country-specific size segment breakpoint.

Determining Global Target Market Exposure Index

The developed- and emerging-market indexes together form the Global Target Market Exposure (TME) Index. Once index constituents are selected, each security is weighted by its float-adjusted market capitalization for index calculation purposes. Multiple share classes are included and also weighted by the available float of each share class (please see the section on multiple share class treatment above).

Subsequently, individual regional and country TME indexes are derived from the constituents of the Morningstar Global Target Market Exposure Index.

Number of Stocks

The number of stocks in the index is subject to the selection and eligibility criteria at the time of reconstitution.

Index Weighting

The index is float market capitalization weighted. For Morningstar Brazil Target Market Exposure Capped Index, 5-10-40 capping is applied on individual constituents with a buffer of 10%. If 5-10-40 capping is breached at rebalancing, the individual constituent weight is capped at 9% and constituents with weights greater than 4.5% cannot exceed 36% of the portfolio weight. For more details, refer to the Morningstar Indexes Calculation Methodology rulebook.

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Page 7 of 20	Construction Rules for the Morningstar Global Target Market Exposure Index Family| July 2019

Index Maintenance and Calculation

Scheduled Maintenance

The index is reconstituted semiannually and implemented after the close of business on the third Friday of June and December and is effective the following Monday. If Monday is a holiday, reconstitution is effective on the immediate following business day. The market data used for reconstitution is as of the last trading day of April and October.

The index is rebalanced quarterly and implemented after the close of business on the third Friday of March, June, September, and December and is effective the following Monday. If Monday is a holiday, rebalance is effective on the immediate following business day.

Refer to Appendix 1 for details on reconstitution and rebalancing.

Corporate Action

The treatment of corporate actions can be found in Morningstar Indexes Corporate Actions Methodology rulebook.

Index Calculation and Price Data

Details about index calculations and price data can be found in their respective rulebooks: Morningstar Indexes Calculation Methodology and Equity Closing Prices Used for Index Calculation.

Methodology Review and Index Cessation Policy

The index methodology is continually reviewed to ensure it achieves all stated objectives. These reviews take into account corporate action treatment, selection, and maintenance procedures. Subscribers to the index will be notified before any methodology changes are made. For more details, refer to the Morningstar Index Methodology Change Process.

Morningstar also notifies all subscribers and stakeholders of the index that circumstances might arise that require a material change to the index, or a possible cessation of the index. Circumstances that could lead to an index cessation include, but are not limited to, market structure change, product definition change, inadequate supply of data, insufficient revenue associated with the index, insufficient number of clients using the index, and/or other external factors beyond the control of the Morningstar Index Committee.

Because the cessation of the index or benchmark index could disrupt subscriber products that reference this index, all subscribers are encouraged to have robust fallback procedures if an index is terminated. For more details, refer to the Morningstar Index Cessation Process.

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Page 8 of 20	Construction Rules for the Morningstar Global Target Market Exposure Index Family| July 2019

Data Correction and Precision

Intraday Index Data Corrections

Commercially reasonable efforts are made to ensure the accuracy of data used in real-time index calculations. If incorrect price or corporate action data affect index daily highs or lows, they are corrected retroactively as soon as is feasible.

Index-Related Data and Divisor Corrections

Incorrect pricing and corporate action data for individual issues in the database will be corrected upon detection. In addition, an incorrect divisor of an index, if discovered within five days of its occurrence, will always be fixed retroactively on the day it is discovered to prevent an error from being carried forward. Commercially reasonable efforts are made to correct an older error subject to its significance and feasibility.

For more details, refer to the Recalculation Guidelines.

Computational and Reporting Precision

For reporting purposes, index values are rounded to two decimal places and divisors are rounded to appropriate decimal places.

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Page 9 of 20	Construction Rules for the Morningstar Global Target Market Exposure Index Family| July 2019

Appendixes
Appendix 1 Glossary

Terms	Description
Reconstitution	Each reconstitution involves the following:
• Updating the global market’s investable equity universe.
• Reviewing the economic segment- and country-level size segment breakpoints.
• Assigning companies to capitalization bands taking into account the buffer zones.
• Changes in index shares (free float, total shares outstanding, index-specific adjustment factor) of each constituent.
Rebalance	During each rebalancing, the weights are adjusted for updated free-float and shares outstanding data.

Appendix 2: Country Inclusion Framework

A country must maintain its passable status for two consecutive years before it is deemed eligible for the index. The Morningstar Index Committee will review all potential changes to determine any final action. If a country is added or removed, notice of the pending action is provided a minimum of three months in advance. This framework considers three main criteria:

▶  Degree of economic freedom

▶ A score of 50 or above from the Index of Economic Freedom.

▶  Country income

▶ A high- or middle-income country classification from the World Bank.

▶  Depth of equity markets

▶ More than $5 billion in market capitalization.

▶ Ratio of market capitalization/GDP must be among the top 80%.

Index of Economic Freedom

The Index of Economic Freedom is a joint study by the Heritage Foundation and The Wall Street Journal that measures countries according to 10 factors of economic freedom:

▶  Business freedom

▶  Fiscal freedom

▶  Monetary freedom

▶  Financial freedom

▶  Freedom from corruption

▶  Trade freedom

▶  Government size

▶  Investment freedom

▶  Property rights

▶  Labor freedom

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Page 10 of 20	Construction Rules for the Morningstar Global Target Market Exposure Index Family| July 2019

World Bank Country Classification

For operational and analytical purposes, the World Bank’s main criterion for classifying economies is gross national income, or GNI, per capita. The bank’s analytical income categories (low, middle, and high) are based on the bank’s operational lending categories (civil works preferences, International Development Association eligibility, etc.). These operational guidelines were established three decades ago based on the view that since poorer countries deserve better conditions from the bank, comparative estimates of economic capacity needed to be established. GNI, a broad measure, was considered the best single indicator of economic capacity and progress; at the same time, it was recognized that GNI does not, by itself, constitute or measure of welfare or success in development. GNI per capita is therefore the bank’s main criterion of classifying countries.

Country Market Capitalization and Country Market Capitalization/GDP Ratio

The size of a country’s equity markets should be material, or above $5 billion. The market should exhibit financial depth; that is, the ratio of the size of the country’s equity markets to its gross domestic product should be high. Countries that fall in the bottom 20% are ineligible for the index.

Additional Country Inclusion Criteria

The following criteria are taken into account when determining country eligibility:

▶  The country’s allowance of foreign investors to easily enter and exit the market, as well as to repatriate capital and dividends.

▶  Timely and accurate availability of real-time and historical market data.

▶  The level of interest attracted by the market from international investors.

Developed- and Emerging-Market Classification

Countries are classified as developed if they meet all of the following criteria:

▶  Annual per capita GNI falls in the high-income category, as defined by the World Bank, for the most recent three years.

▶  The country must not have any broad-based discriminatory controls against nondomiciled investors for the most recent three years.

▶  The country’s stock markets must exhibit these characteristics:

▶ Transparency

▶ Market regulation

▶ Operational efficiency

▶ Absence of broad-based investment restrictions

Countries that do not meet all of the above criteria fall into the emerging-markets economic segment. For example, a country may be classified as high-income by the World Bank, but because of a lack of transparency within local markets, it falls into the emerging-markets economic segment.

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Page 11 of 20	Construction Rules for the Morningstar Global Target Market Exposure Index Family| July 2019

Classification	Country	Classification	Country

Developed	Australia	Emerging	Brazil
	Austria		Chile
	Belgium		China
	Canada		Colombia
	Denmark		Czech Republic
	Finland		Egypt
	France		Greece
	Germany		Hungary
	Hong Kong		India
	Ireland		Indonesia
	Israel		Malaysia
	Italy		Mexico
	Japan		Pakistan
	Netherlands		Peru
	New Zealand		Philippines
	Norway		Poland
	Portugal		Qatar
	Singapore		Russia
	Spain		Saudi Arabia

	Sweden		South Africa
	Switzerland		South Korea
	United Kingdom		Taiwan
	United States		Thailand
Turkey
United Arab Emirates

Appendix 3: Eligible Securities

Equity and equitylike securities are eligible for the index. Security eligibility is reviewed semiannually during April and October.

Classification	Country	Security Class

Developed Market	Australia	Ordinary Shares Preferred Shares Stapled Securities

	Austria	Ordinary Shares Preferred Shares Units/Certificates

	Belgium	Ordinary Shares Preferred Shares

	Canada	Ordinary Shares Units of Income Trusts Stapled Securities

	Denmark	Ordinary Shares

	Finland	Ordinary Shares

	France	Ordinary Shares Preferred Shares Certificats d’Investissement Certificats Coopératif d’Investissement

	Germany	Ordinary Shares
Preferred Shares

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Page 12 of 20	Construction Rules for the Morningstar Global Target Market Exposure Index Family| July 2019

	Hong Kong	Ordinary Shares
Business Trusts
Stapled Securities

	Ireland	Ordinary Shares
Units

	Israel	Common Shares
Preferred Shares

	Italy	Ordinary Shares
Preferred Shares
Savings Shares

	Japan	Ordinary Shares

	Netherlands	Ordinary Shares
Preferred Shares
Certificates

	New Zealand	Ordinary Shares
Preferred Shares
Certificates
Stapled Securities

	Norway	Ordinary Shares Certificates

	Portugal	Ordinary Shares

	Singapore	Ordinary Shares
Business Trust
Stapled Securities

	Spain	Ordinary Shares
Preferred Shares

	Sweden	Ordinary Shares
Swedish Depositary Receipts

	Switzerland	Ordinary Shares
Certificates

	United Kingdom	Ordinary Shares
Units

	United States	Ordinary Shares
REIT
Tracking Stocks

Classification	Country Name	Security Class

Emerging Market	Brazil	Ordinary Shares
Preferred Shares
Units

	Chile	Ordinary Shares
Preferred Shares

	China	B Shares
H Shares[1]
P Chip[1]
Red Chip[1]
Stapled Securities

	Colombia	Ordinary Shares
Preferred Shares

	Czech Republic	Ordinary Shares

	Egypt	Ordinary Shares

	Greece	Ordinary Shares

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Page 13 of 20	Construction Rules for the Morningstar Global Target Market Exposure Index Family| July 2019

Preferred Shares

Hungary	Ordinary Shares

India	Ordinary Shares

Indonesia	Ordinary Shares

Malaysia	Ordinary Shares Stapled Securities

Mexico	Ordinary Shares
Units
Certificate of Participation

Pakistan	Ordinary Shares

Peru	Ordinary Shares
Preferred Shares
Investment Shares

Philippines	Ordinary Shares
Philippine Depositary Receipts

Poland	Ordinary Shares

Qatar	Ordinary Shares

Russia	Ordinary Shares
Preferred Shares

Saudi Arabia	Ordinary Shares

South Africa	Ordinary Shares
Preferred Shares
Units

South Korea	Ordinary Shares
Preferred Shares

Taiwan	Ordinary Shares
Preferred Shares

Thailand	Ordinary Shares
Preferred Shares

Turkey	Ordinary Shares

United Arab Emirates	Ordinary Shares

1 The H shares, P chip, and the Red chip securities are listed at the Hong Kong stock exchange.

Appendix 4: Eligible Exchanges

Securities listed on eligible market segments are eligible for the index. Exchange eligibility is reviewed semiannually during April and October.

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Page 14 of 20	Construction Rules for the Morningstar Global Target Market Exposure Index Family| July 2019

Classification	Country	Eligible Exchange	Eligible Market Segment	Ineligible Market Segment
Developed Market	Australia	Australian Securities Exchange	Official List

	Austria	Vienna Stock Exchange	Prime Market	Mid Market-MTF
Standard Market
Mid Market-Regulated

	Belgium	Euronext Brussels	Euronext	Free Market Segment
Alternext

	Canada	Toronto Stock Exchange	Official List

	Denmark	Copenhagen Stock Exchange	Main Market
First North

	Finland	Helsinki Stock Exchange	Main Market
First North

	France	Euronext Paris	Euronext	Free Market Segment
Alternext

	Germany	Deutsche Borse Xetra	Prime Standard	Entry Standard
General Standard

	Hong Kong	Hong Kong Stock Exchange	Main Board
Growth Enterprise Market(GEM)

	Ireland	Irish Stock Exchange	Main Securities Market
Enterprise Securities Market

	Israel	Tel Aviv Stock Exchange

	Italy	Borsa Italiana	MTA	MIB
AIM Italia-MAC

	Japan	Tokyo Stock Exchange	First Section	Other
		Nagoya Stock Exchange	Second Section
Mothers
JASDAQ
First Section
Second Section
Centrex

	Netherlands	Euronext Amsterdam	Euronext	Alternext

	New Zealand	New Zealand Stock Exchange	Main Board	Fonterra Shareholders’
			Alternative Market	Market

	Norway	Oslo Stock Exchange	Oslo Bors
Oslo Axess

	Portugal	Euronext Lisbon	Euronext	Alternext

	Singapore	Singapore Stock Exchange	Main Board
CATALIST

	Spain	Madrid Stock Exchange	Mercado Continuo
		Mercado Alternativo Bursatil	Growth Companies	SICAVs
			SOCIMIs	VCCs
Hedge Funds

	Sweden	Stockholm Stock Exchange	Main Market
First North
AktieTorget
Nordic Growth Market

	Switzerland	SIX Swiss Exchange

	United Kingdom	London Stock Exchange	Main Market
AIM Market
	United States	New York Stock Exchange
Nasdaq
NYSE Market LLC
Source: Morningstar.

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Page 15 of 20	Construction Rules for the Morningstar Global Target Market Exposure Index Family| July 2019

Classification	Country	Eligible Exchange	Eligible Market Segment	Ineligible Market Segment

Emerging	Brazil	BM&F Bovespa SA	Traditional
Level 1
Level 2
Novo Mercado

	Chile	Santiago Stock Exchange

	China	Shenzhen Stock Exchange
Shanghai Stock Exchange

	Colombia	Colombian Securities Exchange

	Czech Republic	Prague Stock Exchange	Prime Market	Start Market
Standard Market

	Egypt	The Egyptian Exchange

	Greece	Athens Stock Exchange	Main Market	Low Dispersion
			Alternative Market	Surveillance
Under Suspension
Under Deletion

	Hungary	Budapest Stock Exchange	Prime Market	T Market
Standard Market

	India	Bombay Stock Exchange
National Stock Exchange[2]

	Indonesia	Jakarta Stock Exchange	Main Board
Development Board

	Malaysia	Kuala Lumpur Stock Exchange	Main Market	PN-17
			Ace Market	GN-3

	Mexico	Mexican Stock Exchange	Capitals Market

	Pakistan	Karachi Stock Exchange

	Peru	Lima Stock Exchange

	Philippines	Philippine Stock Exchange	Main Board

	Poland	Warsaw Stock Exchange	Basic Market
Parallel Market

	Qatar	Qatar Stock Exchange

	Russian Federation	MICEX

	Saudi Arabia	Saudi Stock Exchange

	South Africa	Johannesburg Stock Exchange	Main Board
AltX

	South Korea	Korea Exchange	KOSPI	KONEX
KOSDAQ

	Taiwan	GreTai Securities Market	Main Board	Emerging Market Board
		Taiwan Stock Exchange	Main Board	Alternate Trading Method

	Thailand	The Stock Exchange of Thailand	Local Stock	Companies to be Delisted Foreign
Common Stock
Market for Alternative Investment

	Turkey	Istanbul Stock Exchange	National Market
Second National Market

	United Arab Emirates	Abu Dhabi Securities Exchange
Dubai Financial Market
NASDAQ Dubai
Source: Morningstar.

[2] Only securities listed on the Bombay Stock Exchange are eligible for Index selection. However, the trading volumes from both the Bombay Stock Exchange and the National Stock Exchange are aggregated for liquidity calculation purposes.

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Page 16 of 20	Construction Rules for the Morning star Global Target Market Exposure Index Family| July 2019

Appendix 5: Tax Haven List

Following is a list of countries that provide some benefits to incorporating in their domicile and are considered tax havens. The tax havens list is reviewed semiannually during April and October.

Andorra	Isle of Man
Anguilla	Jamaica
Antigua and Barbuda	Jersey
Aruba	Liberia
Bahamas	Liechtenstein
Barbados	Luxembourg
Belize	Marshall Islands
Bermuda	Monaco
Bonaire St. Eust. Saba	Montserrat
British Virgin Islands	Netherlands Antilles
Cayman Islands	Panama
Channel Islands	Puerto Rico
Cook Islands	Saint Barthelemy
Curacao	Saint Kitts and Nevis
Dominica	Saint Martin
Dominican Republic	San Marino
Falkland Islands	Seychelles
Faroe Islands	Sint Maarten
Gibraltar	Solomon Islands
Grenada	St. Vincent and the Grenadines
Guam	St. Lucia
Guernsey	Trinidad and Tobago
Haiti	Turks and Caicos Islands

Appendix 6: Free Float

Morningstar defines free float as the number of shares (or percentage of shares) that are, theoretically, available for the public to purchase. In general, the shareholdings can be classified in two broad categories of holders: institutional holders and declarable stakeholders. The latter hold shares for various tactical or speculative reasons (other than those that might typify why an institutional investor would own the shares). As a result, the shares held by declarable stakeholders are, theoretically, unavailable to the public and therefore excluded from free float.

The formula for calculating free float is:

Free float = (total shares outstanding) – (total declarable stakeholder shares)

The following are typically classified as declarable stakeholders:

▶  Officer/director

▶  Joint venture

▶  Private company

▶  Private equity fund/alternative investment

▶  Public company stake

▶  Employee stock ownership fund

▶  Holding company

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Page 17 of 20	Construction Rules for the Morningstar Global Target Market Exposure Index Family| July 2019

▶ Government

▶ Sovereign wealth fund

▶ Subsidiary

▶ Trust/trustee

▶ Venture capital fund

Securities with a free float of 10% or lower are not considered for the index.

Foreign Ownership Limits

For some companies, certain restrictions may apply to nondomestic investors that limit their opportunity to invest. Such restrictions, known as foreign share ownership limits, can be set by government regulation, company bylaws, or local laws. Morningstar float is adjusted for foreign ownership limits and will be the lower of the company float or the foreign ownership limit.

For India, securities on the Reserve Bank of India’s caution list and ban list are not eligible for the index. An existing index constituent that moves to the RBI ban or caution list is deleted from the index with a suitable advance notification.

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Page 18 of 20	Construction Rules for the Morningstar Global Target Market Exposure Index Family| July 2019

Appendix 7: Individual Indexes

Index Name	Inception Date	Performance Inception Date
Morningstar Global Target Market Exposure Index	May 1, 2018	June 20, 2008
Morningstar Developed Europe Target Market Exposure Index	May 1, 2018	June 20, 2008
Morningstar Japan Target Market Exposure Index	May 1, 2018	June 20, 2008
Morningstar Canada Target Market Exposure Index	May 1, 2018	June 20, 2008
Morningstar Developed Asia Pacific ex-Japan Target Market Exposure Index	May 1, 2018	June 20, 2008
Morningstar US Target Market Exposure Index	Nov 22, 2018	June 20, 2008
Morningstar Asia ex-Japan Target Market Exposure Index	Feb 25, 2019	June 20, 2008
Morningstar Developed Markets Asia Pacific Target Market Exposure Index	Feb 25, 2019	June 20, 2008
Morningstar Developed Markets Eurozone Target Market Exposure Index	Feb 25, 2019	June 20, 2008
Morningstar Developed Markets Target Market Exposure Index	Feb 25, 2019	June 20, 2008
Morningstar Developed Markets ex-Japan Target Market Exposure Index	Feb 25, 2019	June 20, 2008
Morningstar Emerging Markets Target Market Exposure Index	Feb 25, 2019	June 20, 2008
Morningstar Eurozone Target Market Exposure Index	Feb 25, 2019	June 20, 2008
Morningstar Emerging Markets Asia Target Market Exposure Index	Feb 26, 2019	June 20, 2008
Morningstar Brazil Target Market Exposure 5/10/40 Index	June 10, 2019	March 21, 2014
Morningstar Global ex-Canada Target Market Exposure Index	August 7, 2019	June 20, 2008
Morningstar Global ex-UK Target Market Exposure Index	August 7, 2019	June 20,2008
Morningstar Global ex- Developed Eurozone Target Market Exposure Index	August 7, 2019	June 20, 2008
Morningstar Developed Markets ex-North America Target Market Exposure Index	June 10, 2019	June 20,2008
Morningstar Developed Europe Mid Cap Target Market Exposure Index	August 27, 2019	June 20,2008
Morningstar US Mid Cap Target Market Exposure Index	August 27, 2019	June 20,2008

Appendix 8: Modification to Rulebook
Section	Description	Update Date

Selection Universe	ADR may be considered for the inclusion in the index if no equity listing is available for the company.	Dec 2018

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Page 19 of 20	Construction Rules for the Morningstar Global Target Market Exposure Index Family| July 2019

Appendix 2	Saudi Arabia added to the list of emerging markets	Jun 2019
Appendix 3 and Appendix 4	Added eligible exchange and security type for Saudi Arabia	Jun 2019

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Page 20 of 20	Construction Rules for the Morningstar Global Target Market Exposure Index Family| July 2019

About Morningstar, Inc.

Morningstar, Inc. is a leading provider of independent investment research in North America, Europe, Australia, and Asia. Morningstar offers an extensive line of products and services for individual investors, financial advisors, asset managers, and retirement plan providers and sponsors. Morningstar provides data on approximately 510,000 investment offerings, including stocks, mutual funds, and similar vehicles, along with real-time global market data on more than 17 million equities, indexes, futures, options, commodities, and precious metals, in addition to foreign exchange and Treasury markets. Morningstar also offers investment management services through its investment advisory subsidiaries.

About Morningstar Indexes

Morningstar® Indexes combine the science and art of indexing to give investors a clearer view into the world’s financial markets. Our indexes are based on transparent, rules-based methodologies that are thoroughly back-tested and supported by original research. Covering all major asset classes, our indexes originate from the Morningstar Investment Research Ecosystem—our network of accomplished analysts and researchers working to interpret and improve the investment landscape. Clients such as exchange-traded fund providers and other asset management firms work with our team of experts to create distinct, investor-focused products based on our indexes. Morningstar Indexes also serve as a precise benchmarking resource.

Morningstar Index Committee

The Morningstar Index Committee is currently comprised of senior officials who possess the appropriate levels of knowledge in relation to Indexes. A wide array of business groups are represented to allow for a broad voice to be heard and for a wider view to be expressed in evaluating all subjects brought up during Committee meetings. The Committee seeks to create indexes of the highest quality that meet the recognized qualities of a good benchmark.

For More Information
For any queries, reach out to us via our communication page.

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©2018 Morningstar. All Rights Reserved.

Any matter arising from undocumented events will be resolved at the discretion of Morningstar Index Committee. The information in this document is the property of Morningstar, Inc. Reproduction or transcription by any means, in whole or part, without the prior written consent of Morningstar, Inc., is prohibited. While data contained in this report are gathered from reliable sources, accuracy and completeness cannot be guaranteed. All data, information, and opinions are subject to change without notice. This document may contain back-tested or simulated performances and the subsequent results achieved by the investment strategy may be materially different.

© 2018 Morningstar, Inc. All rights reserved. Morningstar and the Morningstar logo are either trademarks or service marks of Morningstar, Inc.